UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                    -----------------------------------------
                                (AMENDMENT NO. 3)

                          ATLANTIC DATA SERVICES, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    048523104
                                 (CUSIP NUMBER)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                               -------------------

                                NOVEMBER 12, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
048523104                                                      Page 2 of 9 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A)     [X]

                                                                (B)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  SC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

            NUMBER OF                   -0-
             SHARES             ------------------------------------------------
        BENEFICIALLY OWNED      8       SHARED VOTING POWER
        BY EACH REPORTING
             PERSON                     612,000
              WITH              ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        612,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  612,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
048523104                                                      Page 3 of 9 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A)     [X]

                                                                (B)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  SC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

            NUMBER OF                   -0-
             SHARES             ------------------------------------------------
        BENEFICIALLY OWNED      8       SHARED VOTING POWER
        BY EACH REPORTING
             PERSON                     612,000
              WITH              ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        612,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  612,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
048523104                                                      Page 4 of 9 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A)     [X]

                                                                (B)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  SC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

            NUMBER OF                   -0-
             SHARES             ------------------------------------------------
        BENEFICIALLY OWNED      8       SHARED VOTING POWER
        BY EACH REPORTING
             PERSON                     612,000
              WITH              ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        612,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  612,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
048523104                                                      Page 5 of 9 Pages


ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 3 (this "Amendment No. 3") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated June 8, 1998, as amended by Amendment No. 1 thereto, dated May 6, 2003, and Amendment No. 2 thereto, dated July 22, 2003, with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Atlantic Data Services, Inc., a Massachusetts corporation (the "Company"). The address of the principal executive office of the Company is One Batterymarch Park, Quincy, Massachusetts 02169.


ITEM 2.  IDENTITY AND BACKGROUND.

Unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Merger Consideration (as defined in Item 4) payable in connection with the Merger (as defined in Item 4) was paid out of available funds of the Company.


ITEM 4.  PURPOSE OF TRANSACTION.

Item 4(a) - (j) is amended and supplemented to include the following information.

The Company entered into an Agreement and Plan of Merger, dated July 21, 2003 (the "Merger Agreement"), with ADS Parent Acquisition LLC, a Massachusetts limited liability company ("Parent LLC"), and ADS Acquisition Company LLC, a Massachusetts limited liability company and a wholly-owned subsidiary of Parent LLC ("Acquisition Company"), pursuant to which Acquisition Company merged with and into the Company (the "Merger"). The sole members of Parent LLC are GAP LP, GAPCO, William H. Gallagher ("Gallagher"), Robert W. Howe ("Howe") and Lee M. Kennedy ("Kennedy") (collectively, the "Principals").

At a special meeting of the stockholders of the Company held on November 12, 2003 (the "Special Meeting"), at which a quorum was present, the Merger Agreement was approved by approximately 78% of the outstanding shares of Common Stock entitled to vote at the Special Meeting.

The Merger became effective on November 12, 2003 upon the filing of the articles of merger with the Secretary of the Commonwealth of Massachusetts. Pursuant to the terms of the Merger Agreement, Acquisition Company merged with and into the Company, with the Company as the surviving corporation, and each outstanding share of Common Stock, other than shares held in treasury, shares held by stockholders who exercised dissenters' rights and 3,400,000 shares then held by the Principals and their affiliates, was converted into the right to receive $3.25 per share in cash or approximately $32.3 million in the aggregate (the "Merger Consideration"). Pursuant to the Merger Agreement, each outstanding option and warrant to purchase Common Stock that was vested and exercisable as of the effective time of the Merger was converted into the right to receive an amount in cash equal to the difference between the per share Merger Consideration and the per share exercise price of such option or warrant, to the extent such difference was a positive number. All other options and warrants to acquire Common Stock were terminated as of the effective time of the Merger. Immediately prior to the effectiveness of the Merger, the Principals contributed an aggregate of 3,400,000 shares of Common Stock then held by them to Parent LLC. As a result, Parent LLC, which is owned solely by the Principals, became the sole stockholder of the Company.

On November 12, 2003, the Company filed a Form 15 with the Securities and Exchange Commission (the "Commission"), terminating the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Common Stock is therefore no longer an equity security for the purposes of Regulation 13D-G. The Nasdaq Stock Market, Inc. delisted the Common Stock from the Nasdaq National Market at the close of business on November 12, 2003. Simultaneous with the effectiveness of the Merger, shares of the Common Stock underwent a one-for-two reverse stock split and were reclassified into shares of Special Common Stock, par value $0.001 per share, of the Company. For ease of reference, all share numbers in this Amendment No. 3 do not take account of the reverse stock split and reclassification.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

                                  SCHEDULE 13D
048523104                                                      Page 6 of 9 Pages


(a) As of the date hereof, GAP, GAP LP and GAPCO each beneficially owns no shares of Common Stock, 607,887 shares of Common Stock and 4,113 shares of Common Stock, respectively, or 0.0%, 17.88% and 0.12%, respectively, of the Company's issued and outstanding shares of Common Stock. By virtue of the fact that (i) the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and (ii) GAP is the general partner of GAP LP, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each beneficially owns. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 612,000 shares of Common Stock, or 18.0% of the Company's issued and outstanding shares of Common Stock.

As a result of the transaction described above in Item 4, each of the Reporting Persons may also be deemed to beneficially own the remaining 2,788,000 shares of Common Stock (the "Additional Shares"), or 82.0%, of the Company's issued and outstanding shares of Common Stock that are currently beneficially owned by the Principals other than the Reporting Persons and Parent LLC. Except as specifically set forth herein, the Reporting Persons disclaim beneficial ownership over any of such shares of Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of Common Stock. Except as specifically set forth herein, the Reporting Persons disclaim membership in any group with respect to Common Stock by virtue of the transaction described above in Item 4 or otherwise.

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 612,000 shares of Common Stock that may be deemed to be owned beneficially by each of them.

As a result of the transaction described above in Item 4, Parent LLC and each of the Reporting Persons may also be deemed to have shared power to vote or to direct the disposition of the 612,000 shares of Common Stock that may be deemed to be owned beneficially by each of the Reporting Persons.

Also as a result of the transaction described above in Item 4, each of the Reporting Persons may be deemed to have shared power to vote or to direct the vote of the Additional Shares that may be deemed to be owned beneficially by each of them.

The Principals (other than the Reporting Persons) and Parent LLC may be deemed to share the power to vote the shares of Common Stock herein reported as beneficially owned by the Reporting Persons. The following paragraphs provide the applicable information required by Item 2 with respect to each of the Principals (other than the Reporting Persons) and Parent LLC, which information is based upon information disclosed by the Company, the Principals and Parent LLC in their respective public filings with the Commission and information provided by the Principals to the Reporting Persons.

Gallagher is a citizen of the United States whose principal business address is One Batterymarch Park, Quincy, Massachusetts 02169. Gallagher's principal occupation is serving as President, Chief Operating Officer, Assistant Clerk and Director of the Company.

The principal business address of the William H. Gallagher 2001 Grantor Retained Annuity Trust and the Gallagher Family Limited Partnership is One Batterymarch Park, Quincy, Massachusetts 02169. Gallagher is the trustee of the William H. Gallagher 2001 Grantor Retained Annuity Trust. Gallagher has shared voting and dispositive power with his spouse as the general partners of the Gallagher Family Limited Partnership.

Howe is a citizen of the United States whose principal business address is One Batterymarch Park, Quincy, Massachusetts 02169. Howe's principal occupation is serving as Chief Executive Officer and Chairman of the Board of Directors of the Company.

The principal business address of the Robert W. Howe 2001 Grantor Retained Annuity Trust and the Howe Family Limited Partnership is One Batterymarch Park, Quincy, Massachusetts 02169. Howe is the trustee of the Robert W. Howe 2001 Grantor Retained Annuity Trust. Howe has shared voting and dispositive power with his spouse as the general partners of the Howe Family Limited Partnership.

Kennedy is a citizen of the United States whose principal business address is 1792 Dorchester Avenue, Boston, MA 02124. Kennedy's principal occupation is serving as Chairman and Chief Executive Officer of Lee Kennedy Co., Inc., a general contracting company. Kennedy is a Director of the Company.

                                  SCHEDULE 13D
048523104                                                      Page 7 of 9 Pages


Parent LLC is a Massachusetts limited liability company. Parent LLC's business address is c/o Atlantic Data Services, Inc., One Batterymarch Park, Quincy, MA 02169. Parent LLC is organized solely to hold interests in the Company, and may not engage in any other business, trade, profession, purpose or activity.

To the knowledge of the Reporting Persons, none of the persons listed in response to this Item 5(b) has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not Applicable. Because the Company filed a Form 15 with the Commission on November 12, 2003, terminating the registration of the Common Stock under the Exchange Act, this Amendment No. 3 will be the last amendment filed by the Reporting Persons.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP
         WITH RESPECT TO THE ISSUER.

Unchanged.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act.

                                  SCHEDULE 13D
048523104                                                      Page 8 of 9 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 14, 2003.


                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Matthew Nimetz
                                        A Managing Member



                                   GENERAL ATLANTIC PARTNERS II, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Matthew Nimetz
                                        A Managing Member



                                   GAP COINVESTMENT PARTNERS, L.P.

                                   By:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Matthew Nimetz
                                        A General Partner